August 21, 2015

Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Total Income+ Real Estate Fund, File Nos. 333-181176 and 811-22710

Dear Ms. Stout:

You provided oral comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended September 30, 2014 (the "Annual Report"), for the Total Income+ Real Estate Fund (the "Fund"). Please find below the Fund’s responses to those comments, which the Fund has authorized Thompson Hine, LLP to make on its behalf.

We have set forth below, the text of each comment made by the Securities and Exchange Commission’s (the “Commission”) Staff, followed by the Fund’s responses:

General

Comment 1.	While filed under the correct number, the facing page on the Form N-CSR filing includes the incorrect file number for the Trust. Please include the file number that corresponds with the Trust in the future.
Response:	The correct file number for the Trust (811-22710) will be listed on the facing page of the Trust’s Form N-CSR filings going forward.
Comment 2.	As the Fund invests 24% of its net assets in other mutual funds, please consider including a discussion (when necessary) in future filings where a shareholder can obtain the other mutual funds’ shareholder reports.
Response:	The Fund acknowledges the Staff’s comment and notes that its policy is to disclose such information when an investment in another mutual fund is greater than 25% of the Fund’s net assets

Rule 19a-1 and Return of Capital

Comment 3.	As the Fund showed distributions containing a return of capital, please confirm the Fund complied with Rule 19a-1, including providing notification to shareholders regarding the classification of dividends paid. Please also consider posting these notifications to the Fund’s website.

Response:	The Fund confirms it complied with Rule 19a-1, including providing notification to shareholders regarding the classification of dividends paid and will consider posting such notifications to its website.
Comment 4.	In the shareholder letter contained in the Annual Report, the adviser refers to “distribution yield” rather than “distribution rate.” In the future, as the Fund’s distributions have included a return of capital, references in the shareholder letter (and all marketing materials used for the Fund) should refer to the distribution “rate” rather than “yield.”
Response:	The Fund confirms that in all future shareholder reports and advertising materials, all references to the Fund’s distributions will refer to distribution “rate” rather than “yield.”

Unfunded Commitments

Comment 5.	A footnote to the Fund’s Portfolio of Investments discloses a balance of unfunded commitments of approximately $26 million. Going-forward, please list each unfunded commitment separately by portfolio company and provide the amount of the unfunded commitment and the fair value of the commitments at the reporting date. The Staff refers you to the comments contained in the minutes of the January 2006 AICPA Expert Panel Meeting and notes that such disclosure can be made in a footnote to the Portfolio of Investments or in the Notes to Financial Statements.
Response:	The Fund’s adviser notes that identification of the Fund’s specific unfunded commitments are proprietary to the Fund and releasing such information could be disadvantageous to the Fund’s shareholders, as doing so may increase interest from other current or potential investors in the specific portfolio companies named, potentially delaying or preventing the adviser from being able to make the investments it determines to be in the best interest of the Fund. Further, as discussed in the Fund’s response to Comment 6 below, such unfunded commitments are not assets or liabilities of the Fund until called. For such reasons, the Fund will follow the guidance provided by FASB ASC 820-10, specifically the example provided by ASC 820-10-55-64A, and present details of its unfunded commitments by class of security, including the amount of such commitments, in future disclosures.

Comment 6.	With respect to unfunded commitments, the Staff’s view is that all unfunded commitments are senior securities, unless the Fund has liquid assets to cover those unfunded commitments. Please state whether the Fund had liquid assets to cover the unfunded commitments, and, if not, whether the portion of unfunded commitments that was not covered by liquid assets was treated as senior securities in the financial statements.
Response:	The Fund confirms that it held sufficient liquid assets to cover the unfunded commitments as reported in the Annual Report. However, the Fund respectfully disagrees with the Staff’s view that the Fund’s uncalled unfunded capital commitments raise a senior security issue under Section 18 of the Investment Company Act of 1940, as amended (“1940 Act’).

Classification of the Fund’s unfunded capital commitments as senior securities is inappropriate as these commitments do not raise the concerns that Section 18 is intended to address. The Commission defined certain trading practices that it believed should qualify as a senior security in the 1979 General Statement of Policy (Release 10666), noting that trading practices used “for speculative purposes or to accomplish leveraging fall within the legislative purposes of Section 18.” Release 10666 explained that leverage exists when an “investor achieves the right to a return on a capital base that exceeds the investment which he has personally contributed to the entity or instrument achieving a return.” Here, the Fund makes investments in private equity real estate securities (“Private Funds”) in which the Fund makes a capital commitment; a portion of which may be funded initially and the remainder is unfunded and will not be funded until written notice of the capital call is provided by the Private Fund. The unfunded portion of the capital commitments may or may not be called by the Private Fund, and, if called, the amount called may not encompass the entire outstanding amount. The Fund’s unfunded capital commitments in the Private Funds do not increase the Fund’s leverage, as the unfunded capital commitments are not reflected in the Fund’s net assets (the capital base) and have no effect on the return or risk of the investments in the Private Funds. Rather than having a speculative character as was inherent in the agreements discussed by the Commission in Release 10666, the Fund’s unfunded commitments do not create the pyramiding effect that would magnify the investment risks of the Fund’s portfolio greater than its asset base. Rather, the unfunded capital commitments only secure a potential future opportunity to invest further if and/or when the Private Fund determines such an investment may become available.

Further, we believe that uncalled capital commitments are not liabilities of the Fund until they receive a written capital call notice from a Private Fund. Under generally accepted accounting principles in the United States (“GAAP”), uncalled capital commitments are not to be treated as liabilities until the applicable Private Fund sends its investors a written capital call notice for a specific amount (which may not necessary be the full remaining amount of the Fund’s unfunded capital commitment); nor, conversely, would the Private Fund consider the unfunded capital commitment an asset of the Private Fund under GAAP until the commitment was called. Under the Financial Accounting Standards Board ASC 946-320-25-2, a transaction to be recorded should not be recorded by the Fund in its financial statements until the date the Fund “incurred [an] obligation to pay the price of the securities purchased.” Under this definition, our belief is that no liability is established at the creation of the unfunded capital commitments or during their existence, as the Fund “incurs the obligation” to fund an unfunded capital commitment on the date it receives a written capital call notice (if binding) from the Private Fund. At that time, the unfunded capital commitment would transform into an obligation of the Fund and be represented in its financial statements. However, until that time, the unfunded capital commitment would not be a liability of the Fund and would not create a risk of the Private Fund having priority to the Fund’s assets over the Fund’s shareholders.

Finally, the Fund’s unfunded capital commitments do not create any interest rate or market risk for its shareholders. The Fund’s unfunded capital commitment balance is not subject to any increase during the period, whether through an interest rate calculation or other means. Nor is the amount to be invested in the Private Fund, if called, contingent on changes in the market value of the applicable Private Fund. Rather, the total potential commitment of the Fund remains constant from the initial commitment to the Private Fund.

Consequently, for each reason discussed above, we believe the Fund’s uncalled and unfunded capital commitments to the Private Funds should not raise a senior security issue under Section 18 of the 1940 Act. We do represent that the Fund will continue to treat called capital commitments as a liability (as required by GAAP) for purposes of Section 18 of the 1940 Act.

Statement of Assets and Liabilities

Comment 7.	In future financial statements, please include a line item for “Commitments and Contingencies,” along with a reference directing the reader to the related footnote in the Fund’s Notes to Financial Statements. See Regulation S-X Rule 6-04.15.
Response:	The Fund confirms that it will include the requested disclosure in future filings.

Statement Of Changes in Net Assets and Financial Highlights

Comment 8.	The Staff notes the use of inconsistent headings within the Fund’s financial statements to describe the same type of distribution, as in Statement Of Changes in Net Assets, “Return of Capital” was used, while in the Financial Highlights, “Paid in Interest” was used. In future filings, please ensure that the headings are consistent throughout the Fund’s financial statements. The Staff further recommends the use of “Return of Capital” rather than “Paid in Interest” to describe such distributions.
Response:	The Fund confirms that it will use “Return of Capital” to describe such distributions going forward.

Financial Highlights

Comment 9.	The Staff notes that the Financial Highlights ratios should be based on the expenses on the Statement of Operations. Only the gross and net expense ratios should be included in the table. The impact of interest expense on the ratios can be shown in a footnote to the table. Going forward, please include only ratios inclusive of interest expense in the financial highlights tables and include ratios exclusive of certain expenses in the footnotes of the financial highlights, or if the Fund does include ratios exclusive of certain expenses in the highlights, please ensure that the primary ratios required by Form N-1A are the topmost ratios shown.
Response:	The Fund acknowledges the Staff’s comment and will continue to ensure that if ratios exclusive of certain expenses are shown in the financial highlights, the primary ratios required by Form N-1A will be the topmost ratios shown or the ratios exclusive of certain expenses will be in the footnotes.

Portfolio of Investments

Comment 10.	Under the Staff’s interpretation of Rule 12-12 of Regulation S-X, a fund should present its investments within the Portfolio of Investments by (i) the type of investment, and (ii) the related industry, country, or geographic region of the investment. The Staff notes that the Fund currently categorizes its investments only by type of investment. Going forward, please confirm that the Fund’s schedule of investments will be further broken down by the investment’s related industry, country, or geographic region, or, if not, please explain why.
Response:	The Fund confirms that it will provide sub-classifications of its investments within the Portfolio of Investments when appropriate.

Notes to the Financial Statements

Comment 11.	Note 2 of the Notes to Financial Statements includes a footnote that states: “Refer to the Portfolio of Investments for industry classifications.” Please accordingly remove this reference going forward or update the Portfolio of Investments as discussed in the Staff’s previous comment.
Response:	The Fund confirms that, going forward, such reference will be updated pursuant to the sub-classifications discussed in the Fund’s response to Comment 10, above.
Comment 12.	Regarding the table showing the Fund’s breakout of its Level 3 investments included in Note 2 of the Notes to Financial Statements, the Staff notes that no amounts were included in the Weighted Average column. Please ensure this table is complete in the future.
Response:	The Fund notes that a formatting issue on the Edgar filed copy of the Annual Report made it appear that “Weighted Average” was a separate column of the referenced table as viewed in some browsers; the proper title of the column was “Range (Weighted Average)” for which amounts were provided underneath.

The Fund has authorized me to convey to you that the Fund acknowledges the following:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Chris Moore at (614) 469-3266.

Sincerely,

/s/ Christopher A. Moore

Christopher Moore